

**Contacts:**   **Ramses Erdtmann**
Pharmacyclics,Inc.
(408) 215-3325

**Carolyn Wang**
WeissComm Partners
(415) 946-1065

### PHARMACYCLICS, INC. ANNOUNCES CLOSING OF A PRIVATE FINANCING WITH THE PRINCIPALS OF PACIFIC BIOPHARMA GROUP, LTD.

**Sunnyvale, CA USA  February 20, 2009:**  Pharmacyclics (NASDAQ:PCYC) announced today the close of a financing in connection with an investment by the principals of Pacific Biopharma Group, Ltd. (PBG), located in San Bruno California and Taizhou, Jiangsu Province, People's Republic of China. The transaction was structured as an approximately $1.4 million dollar private investment into Pharmacyclics at $0.93/share.  Robert Duggan, CEO of Pharmacyclics noted, "We appreciate the vote of confidence by the principals of PBG, all extremely successful biotech, pharmaceutical and/or generic drug industry executives who have separately built three billion dollar plus companies. We are in active communication with the principals of PBG discussing collaborative opportunities including terms & conditions around which we may choose to in-license an early stage Phase II drug. We look forward to a fruitful relationship."

Pharmacyclics currently has four drugs in Phase I to Phase III clinical development for cancer. This includes a leading histone deacetylase inhibitor (PCI- 24781) for multiple cancers; an inhibitor of  Factor VIIa (PCI-27483) targeting pancreatic, gastric, colon and breast cancers; a first in class inhibitor of Bruton's tyrosine kinase (Btk) (PCI-32765) currently in a Phase 1 clinical trial and targeting B-cell related oncology applications; a Btk inhibitor in advanced preclinical testing (PCI-45261) targeting autoimmune and allergic indications; and an HDAC-8 inhibitor (PCI-34051) for autoimmune and cancer indications.  Motexafin gadolinium (MGd) has completed two Phase III trials in patients with brain metastases from non-small-cell lung cancer (NSCLC) and other cancers and is currently in a Phase II trial for glioblastoma.

### ABOUT PHARMACYCLICS

Pharmacyclics is committed to creating and developing novel pharmaceutical products that treat serious unmet medical needs in oncology and autoimmune diseases. Its deep and broad pipeline includes four innovative drug candidates that are currently under clinical development. The Company is headquartered in Sunnyvale, California and is listed on NASDAQ under the symbol PCYC. To learn more about how Pharmacyclics advances science to improve human healthcare visit us at http://www.pharmacyclics.com.

**ABOUT PACIFIC BIOPHARMA GROUP**

PBG is an oncology development company focused on development of drugs to treat pediatric cancer, small cell lung cancer and melanoma.  PBG was founded by distinguished pharmaceutical executives, with research centers in the United States and China Medical City.  It is headquartered in San Bruno, CA and in Taizhou, Jiangsu Province at the China Medical City complex.